SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
     C.N.P.J No 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF 521st MEETING OF THE BOARD OF DIRECTORS

HELD ON NOVEMBER 29, 2006

On the 29th (twenty-nineth) calendar day of November, two thousand and six, at 2:00 (two) p.m., in the Company's office located at Avenida das Nações Unidas, No. 4777, ZIP Code 05477-000, São Paulo-SP, the 521st (five hundred and tweny-one) Meeting of the Board of Directors of BRASKEM S.A was held, and the undersigned Board members were present. The President José Carlos Grubisich Filho, Officers Paul Elie Altit and Mauricio Roberto de Carvalho Ferro, as well Mr. Nelson Raso and Ms. Ana Patricia Soares Nogueira were also present. The Chairman of the Board of Directors, Pedro Augusto Ribeiro Novis, directed the meeting, and Ms. Ana Patrícia Soares Nogueira acted as secretary. AGENDA: I) Subjects for deliberation: 1) PROPOSALS FOR DELIBERATION (“PD”): upon review and discussion of the respective subjects, the Board of Directors unanimously approved the following Proposals for Deliberation previously delivered by the Board of Executive Officers to the members of the Board of Directors for acknowledgement, as provided in its Internal Regulation, copies of which have been duly filed at the Company's headquarters: a) PD.CA/BAK-23/2006 - Cancellation of Debentures from the 12th Issuance held in Treasury - for the purpose of authorizing the Board of Executive Officers to perform the action and take the steps required to perform the cancellation of 1,500 (one thousand and five hundred) debenture of 12th Issuance of Debenture of the Company; Subjects for Acknowledgement: Nothing to record. III) Subjects of Interest to the Company: Nothing to record ADJOURNMENT - No further subjects remaining to be discussed, these minutes were drafted which, after being read, discussed, and found to be in order, will be signed by all the present Board Members, by the Chairman and by the Secretary of the Meeting. São Paulo/SP, November 29, 2006. [Signatures: Pedro Augusto Ribeiro Novis - Chairman; Ana Patrícia Soares Nogueira - Secretary; Alvaro Fernandes da Cunha Filho - Vice Chairman; Alvaro Pereira Novis; Antonio Britto Filho; Francisco Teixeira de Sá; José de Freitas Mascarenhas; José Lima de Andrade Neto; Luiz Fernando Cirne Lima; Masatoshi Furuhashi; Newton Sergio de Souza; Patrick Horbach Fairon].

Conforms to the original recorded in the minute.

Ana Patricia Soares Nogueira
Secretary

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2006
BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer